

Jonathan Shapiro · 3rd

President at Buttonsmith Inc.

Carnation, Washington, United States · Contact info

500+ connections

Buttonsmith Inc.

University of Pennsylvania

Experience

Buttonsmith Inc.
5 yrs 9 mos

President
Full-time
Apr 2018 – Present · 3 yrs 10 mos
Carnation, WA

Played a key role in Buttonsmith's 2021 equity raise. Managed Buttonsmith's search and qualification process for new facilities, planning (and, soon, executing) the facilities build-out and relocation of an active, high-performance production facility that cannot halt operations during the move.

Handed off production operations to our internally trained team after reducing order turnaround time from one to two hours to 7 to 10 minutes. Transitioned focus to business development, IP protection, and extending Buttonsmith's partner network. ...see more

COO
Full-time
May 2016 – Apr 2018 · 2 yrs
Carnation, WA

Ramped a small business up to supply 1600+ Walmart Supercenters. Transitioned custom manufacturing operations to lean production methods, dropping per-unit labor costs by a factor of three.
...see more

Managing Partner
AetherMagic, LLC
Apr 2015 – May 2016 · 1 yr 2 mos
Greater Seattle

AetherMagic is yet another foray into the computing startup space. We're not saying much about what the company is doing yet.

Architect
Microsoft
Jun 2009 – Mar 2010 · 10 mos

Midori OS incubation project.

Managing Partner
The EROS Group, LLC
Jan 2001 – Jun 2009 · 8 yrs 6 mos

The EROS Group was re-formed in 2007 to develop Coyotos, a commercial successor to the EROS Operating System. Coyotos resolved a small number of issues in the EROS design and added SMP support; the primary effort at the EROS Group was developing some early embedded control applications targeted at large-scale data center management ar ...see more

Assistant Professor
Johns Hopkins University
Jun 2000 – Jun 2009 · 9 yrs 1 mo

My research group at Hopkins focused on capability-based operating systems and language support for secure and reliable programming.

Research results out of the group include a high-performance network stack that v ...see more

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Education

University of Pennsylvania
Ph.D., Computer Science
1993 – 1999

Research on high-performance capability-based operating systems running on commodity hardware, most notably the EROS operating system, which would become one of the two fastest microkernels in the world.

First verification proof (of Sam Weber) of the so-called "Confinement" property (a precursor to what is now called sandboxing). Prior to this verification it was widely believed that capability systems could not enforce confinement. The EROS work provided both a formal

verification that it could and a practical demonstration of how to do it. Confinement would eventually become one of the basic building blocks in several later operating systems, including Coyotos.

I've been told by several people that the work on EROS revitalized interest in capability systems around the world. If so, the lesson is that if you're stubborn enough long enough people will rediscover whatever got your attention.

Stanford University
M.S., Computer Science
1988 – 1989

Haverford College
B.S., Computer Science
1982 – 1986